Jody M. Walker
                            Attorney At Law
                         7841 South Garfield Way
                        Centennial, Colorado 80122
Telephone: 303-850-7637                         Facsimile: 303-482-2731
                         jmwalker85@earthlink.net

May 9, 2008

William H. Thompson
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561


Re:   Pricester.com, Inc.
      Amendment 2 to Form 10ksb
      File No. 333-118993

Dear Mr. Thompson:

Pursuant to your letter dated April 30, 2008, please note the following:

Form 10-KSB for Fiscal Year Ended December 31, 2007
1. As previously requested in our letter dated April 11, 2008, please provide, in writing a statement from the acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The required acknowledgements by the company have been made and are attached to this response.

2. We reviewed your response to comment two in our letter dated April 11, 2008 and Form 8-K filed on April 21, 2008. Please be advised that you have not complied with the reporting requirements under Section 13 or 15(d) of the Securities and Exchange Act and Regulation FD. Please also be advised that you have not filed or furnished current reports on Form 8-K on a timely basis. In the future, please file or furnish reports on Form 8-K under the applicable item of Form 8-K within four business days after occurrence of the event unless otherwise specified in Form 8-K.

In the future, the company will file or furnish the required appropriate reports on a timely basis.



Consolidated Financial Statements
Consolidated Balance Sheet, page 47
3. We reviewed your response to comment four in our letter dated April 11, 2008. It is still unclear to us why your classification of deferred stock-based compensation is appropriate under GAAP based on the information provided. It appears that an asset, other than a note or receivable, acquired in exchange for the issuance of fully vested, non-forfeitable equity instruments should not be displayed as contra-equity. Refer to paragraph 13 of EITF 00-18 and paragraph 5 and footnote 4 of SFAS 123(c). Please advise or revise.

Please be advised that due to the insignificant value of the deferred compensation shown as contra equity, no revisions have been made to the audit for the year ended
December 31, 2007.

Going forward, deferred compensation shall be shown as prepaid expense instead of contra equity in the financial statements.

302 Certifications
4. We reviewed your response to comment six in our letter dated April 11, 2008 and the revisions to the certifications. In future filings, please provide certifications that comply with the certification presented in Item 601(b)(31) of Regulation S-B or Regulation S-K, as applicable. For example, in the certifications filed as exhibits you should have referred to "this report" as opposed to "this annual report" in paragraph 2 and referred to the "small business issuer" as opposed to the "registrant" in paragraphs 3, 4 and 5.

In future filings, certifications that comply with the certification presented in Item 601(b)(31) of Regulation S-
B or Regulation S-B, applicable, will be provided.

Thank you for your time and consideration in this matter.   Please do
not hesitate to contact me if you require any further information or documentation regarding the above.


Very truly yours,

/s/Jody M. Walker
------------------------------------
Jody M. Walker, Attorney At Law




[Letterhead of Pricester.com, Inc.]

May 9, 2008

We hereby confirm that we are aware of our obligations under the Act. We hereby acknowledge that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Pricester.com, Inc.

By:  /s/ Edward C. Dillon
     ---------------------------------
     Edward C. Dillon, Chief Executive Officer